Filed by KKR & Co. L.P.

Commission File No. 001-34820

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: KKR Financial Holdings LLC

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR & Co. L.P. (“KKR”) filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus of KKR Financial Holdings LLC (“KFN”). The registration statement has not yet become effective.  Following the registration statement having been declared effective by the SEC, KKR and KFN plan to file with the SEC, and KFN plans to mail to its shareholders, a definitive proxy statement/prospectus in connection with the transaction.  KKR also plans to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the registration statement and other relevant materials filed or to be filed by KKR or KFN when they become available, because these materials contain or will contain important information about the proposed transaction.  These materials will be made available to the shareholders of KFN at no expense to them.  The registration statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing Investor-Relations@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

The following information regarding the proposed transaction was discussed on KKR’s Q4 2013 earnings conference call held on February 6, 2014.

Excerpts from KKR’s Q4 2013 Earnings Conference Call held on February 6, 2014

Craig Larson - KKR & Co LP - Head of IR

“. . . on the KFN transaction, please refer to the proxy statement and other SEC filings that KFN and KKR may make because they will contain important information about the transaction.”

“The last area we want to touch on is KFN. We announced the KFN transaction last December, and we are on track for a Q2 close. KFN brings us more permanent capital, more recurring balance sheet income, and more net cash flow to invest behind our ideas and continue to build our firm.”

Bill Katz - Citigroup — Analyst

“When you think about KFN, you may say to be determined, but as you had more time now to study the asset, any update or thoughts around synergies were incremental return potential against those assets?”

Scott Nuttall - KKR & Co LP - Global Head of Capital & Asset Management

“Not much we are able to share incremental to what we shared back in December, Bill, but suffice it to say, we already know the assets quite well because we built the portfolio and have been managing it since 2004. So we like what we are buying, and as you know, we see quite a few opportunities to redeploy that capital into higher returning strategies and ability to seed new businesses for the firm, and that remains the case.”